Exhibit 6.18

LOAN AGREEMENT

RHI- Pensco Trust Company, LLC, Custodian, FBO John Kleinert dated April 19, 2016 [John Kleinert IRA]

Dated as of February 17, 2017

This Loan Agreement (together with the exhibits and annexes hereto, this “Agreement”) dated as of the date first set forth above (the “Effective Date”), is entered into by and between Pensco Trust Company, LLC, Custodian, FBO John Kleinert dated April 19, 2016 (“Lender”) and Ronco Holdings, Inc., a Delaware corporation (the “Borrower”). The Lender and the Borrower may be referred to herein collectively as the “Parties” and each individually as a “Party.”

Whereas the Lender has previously loaned to Borrower certain funds, totaling, as of the Effective Date, $300,000 (collectively, the “Loan”); and

Whereas, the Parties are now entering into the Loan Documents (as defined below) for purposes of memorializing the Loan and the agreement of the Parties relating to the repayment thereof;

NOW, THEREFORE, in consideration of the agreements and covenants of the Parties as set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

SECTION 1. Definitions

1.1       Definitions. For purposes of the Loan Documents (as defined below):

(a)	“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

(b)	“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are required or authorized to close under the laws of the State of New Jersey.

(c)	“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

(d)	“Default Rate” means the lesser of (i) twenty-four percent (24%) per year, calculated on the basis of a 360-day year, or (ii) the maximum lawful interest rate.

(e)	“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(f)	“Insolvency Proceeding” means any proceeding commenced by or against any person or entity under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

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(g)	“Loan Documents” means (i) this Agreement and (ii) the Promissory Note.

(h)	“Material Adverse Effect” means a material and adverse effect on (i) the business operations or condition (financial or otherwise) of Borrower or (ii) the ability of Borrower to repay the Total Amount Owed or otherwise perform its obligations under the Loan Documents.

(i)	“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

SECTION 2. Loan Terms

2.1       Loan Made. The Parties acknowledge and agree that the Loan has already been made prior to the Effective Date, in the amount of $300,000 (the “Loan Amount”). Borrower hereby acknowledges receipt of the Loan Amount.

2.2       Deliveries and Actions. On the Effective Date:

(a)	Borrower shall deliver to Lender a duly executed copy of each of this Agreement and the Promissory Note in the form as attached hereto as Exhibit A (the “Promissory Note”); and

(b)	Lender shall deliver to Borrower a duly executed copy of this Agreement.

2.3       Total Amount Owed. Pursuant to the terms and conditions hereof, the Borrower shall repay to the order of the Lender the Total Amount Owed. The “Total Amount Owed” means:

(a)	the Loan Amount; plus

(b)	the fees, costs, expenses, and charges due under the Loan Documents, to the extent not already paid by Borrower.

2.4       Interest Rate. Interest shall accrue on the Loan Amount (to the extent not paid or repaid at any such time) at the rate of 24.00% per annum, calculated on the basis of a 360-year day (the “Stated Rate”). Notwithstanding any other provision contained herein, Lender does not intend to charge and Borrower shall not be required to pay any amount of interest or other fees or charges that is in excess of the maximum permitted by applicable law (the “Maximum Rate”). Any payment in excess of such Maximum Rate shall be refunded to Borrower or credited against the Total Amount Owed, at the option of Lender. Interest at the Stated Rate set forth above, unless otherwise indicated, shall be calculated on the basis of actual number of days (including the first day but excluding the last day) elapsed but computed as if each calendar year consisted of 360 days (unless the calculation would result in an interest rate greater than the Maximum Rate, in which event interest will be calculated on the basis of a year of 365 or 366 days, as the case may be).

2.5       Term. The term of the Loan is the period from the date that the Loan, or any portion thereof, was originally made, to June 30, 2018 (the “Term”).

2.6       Use of Funds. The Borrower shall use the Loan Amount for general corporate purposes.

2.7       Payment. The Borrower shall pay all accrued interest on the first Business Day of each month. On the final day of the Term (the “Maturity Date”), the Borrower shall pay all of the unpaid and accrued principal, interest, and all other accrued charges, fees, and the like. If the Borrower fails to pay to the Lender any amount due under any of the Loan Documents as and when due, and Borrowers has thereafter continued to fail to pay any such amounts for more than five (5) Business Days following Borrower’s receipt from Lender of notice of such Failure, then Borrower shall pay to Lender an amount equal to ten percent (10%) of any such past due amount plus a service fee charge of $5,000 (collectively, the “Late Fee”).

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2.8       Prepayment. The Borrower may prepay all or a portion of the Loan Amount at any time. All prepayments shall be applied first to interest then due and payable and thereafter to the principal then owed. Following the time that Borrower has paid the Total Amount Owned in full, the Term shall automatically end without any further action of the Parties.

2.9       Application of Payments. All payments received hereunder shall be applied first to the payment of fees payable under the Loan Documents, then to any late fees, then to interest due and payable, with the balance being applied to principal, or in such other order as Lender shall determine at its option.

SECTION 3. Default

3.1       Breach. The following events shall constitute a breach of this Agreement (a “Breach”):

(a)	the failure by Borrower to pay or perform any obligation, liability or indebtedness of Borrower to Lender under the Loan Documents as and when due, whether upon demand, at maturity or by acceleration;

(b)	If Borrower becomes insolvent, or if an Insolvency Proceeding is commenced by Borrower, or if an Insolvency Proceeding is commenced against Borrower and is not dismissed or stayed within thirty (30) days

(c)	Borrower’s voluntarily or involuntarily terminating or dissolving or being terminated or dissolved;

(d)	Lender determining, in its reasonable discretion, that any representation or warranty made by Borrower in any Loan Document was materially untrue when made;

(e)	failure of Borrower to timely deliver such documents as required by the Loan Documents;

(f)	If a judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least one hundred fifty thousand dollars ($150,000) shall be rendered against Borrower and shall remain unsatisfied and unstayed for a period of ten (10) Business Days; or

(g)	There being a final, binding and non-appealable determination or conviction by a court of competent jurisdiction that Borrower has violated any applicable law and such determination of conviction could reasonably be expected to have a Material Adverse Effect on Borrower.

3.2       Right to Cure. In the event of a Breach:

(a)	Lender shall provide notice of such Breach to Borrower in accordance with the provisions of Section 5.3.

(b)	Thereafter, Borrower shall have a period of five (5) Business Days to cure such Breach (the “Cure Period”). In the event that Borrower does so cure such Breach within the Cure Period, there shall be no additional effects hereunder.

(c)	In the event that Borrower does not cure a Breach within the Cure Period, such Breach shall automatically become an “Event of Default” hereunder.

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3.3       Remedies upon Event of Default. Whenever there is an uncured Event of Default under this Agreement:

(a)	First, the Default Rate shall immediately apply to the remaining outstanding Loan Amount, instead of the Stated Rate, and additionally, if the Event of Default is based upon Borrower’s failure to pay Lender any amount due under the Loan Documents, the Late Fee shall apply, provided that Borrower’s cure of the Event of Default, including payment of all Late Fees, shall operate to discontinue the Default Rate and re-instate the Stated Rate for the Event of Default in question;

(b)	the Loan Amount shall, at the option of Lender, become immediately due and payable; or

(c)	The Lender may elect to leave the Loan Amount in place in which event, to the extent permitted by law, Default Rate shall apply to the remaining outstanding Loan Amount, instead of the Stated Rate.

SECTION 4. Representations and Warranties.

4.1       Borrower. Borrower represents and warrants to Lender as follows:

(a)	Borrower has all requisite corporate authority and power to execute and deliver this Agreement and the Loan Documents and to perform its obligations thereunder. The execution and delivery of this Agreement and the Loan Documents, as well as the consummation of the transactions contemplated hereby and thereby, have been or will be duly and validly authorized by all necessary corporate action on the part of Borrower and no other action or proceedings on the part of Borrower are or will be necessary to authorize the execution, delivery and performance of this Agreement or the Loan Documents or the transactions contemplated hereby and thereby on the part of Borrower.

(b)	This Agreement has been duly executed and delivered by Borrower and, assuming that this Agreement constitutes the legal, valid and binding obligation of Lender, constitutes the legal, valid, and binding obligation of Borrower, enforceable against Borrower in accordance with its terms except to the extent that the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (b) general principles of equity (the “Enforceability Exceptions”). Upon the execution and delivery by Borrower of the Promissory Note, the Promissory Note will constitute the legal, valid, and binding obligations of Borrower, enforceable against it in accordance with its terms except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions.

(c)	Neither the execution and delivery of this Agreement or the Promissory Note nor the consummation and performance of any of the transactions contemplated hereby or thereby by Borrower will violate in any material respect any existing applicable law, rule, regulation, judgment, order or decree of any governmental authority having jurisdiction over Borrower, provided, however, that no representation or warranty is made in this Section 4.1(c) with respect to matters that would not, individually or in the aggregate, reasonably be expected to materially delay or materially impair Borrower’s ability to consummate transactions contemplated hereby.

4.2       Lender. Lender represents and warrants to Borrower as follows:

(a)	Lender has all requisite authority and power to execute and deliver this Agreement and to perform Lender’s obligations hereunder. No other action or proceedings on the part of Lender are or will be necessary to authorize the execution, delivery and performance of this Agreement or the transactions contemplated hereby.

(b)	This Agreement has been duly executed and delivered by Lender and, assuming that this Agreement constitutes the legal, valid and binding obligation of Borrower, constitutes the legal, valid, and binding obligation of Lender, enforceable against Lender in accordance with its terms except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions.

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(c)	Neither the execution and delivery of this Agreement nor the consummation and performance of any of the transactions contemplated hereby or thereby by Lender will violate in any material respect any existing applicable law, rule, regulation, judgment, order or decree of any governmental authority having jurisdiction over Lender; provided, however, that no representation or warranty is made in this Section 4.2(c) with respect to matters that would not, individually or in the aggregate, reasonably be expected to materially delay or materially impair Lender’ ability to consummate transactions contemplated hereby.

SECTION 5. Miscellaneous

5.1       Modification; Waiver. No amendment of this Agreement will be effective unless it is in writing and signed by the Parties. No waiver of satisfaction of a condition or failure to comply with an obligation under this Agreement will be effective unless it is in writing and signed by the Party granting the waiver, and no such waiver will constitute a waiver of satisfaction of any other condition or failure to comply with any other obligation. To be valid, any document signed by a Party must be signed by an officer of that Party authorized to do so by the Party’s member(s).

5.2       Merger; Entire Agreement. This Agreement and the Promissory Note constitute the entire understanding between the Parties with respect to the subject matter of this Agreement and supersedes all other agreements, whether written or oral, between the Parties.

5.3       Notices. All notices, demands or communications required or permitted hereunder shall be in writing. Any notice, demand or other communication given under this Agreement shall be deemed to be given if given in writing (including email with return receipt requested and received, if an email address is provided below) addressed as provided below (or at such other address as the addressee shall have specified by notice actually received by the addresser) and if either (a) actually delivered in fully legible form to such address or (b) in the case of a letter, five (5) days shall have elapsed after the same shall have been deposited in the United States mail, with first-class postage prepaid and registered or certified, or if sent via email, when return receipt has been received:

If to Borrower:

Ronco Holdings, Inc.

Attn: John Kleinert

1800 Route 34 North, Building 4, Suite 404A

Wall, NJ 07719

With a copy, which shall not constitute notice, to:

John Cacomanolis

Legal & Compliance, LLC

330 Clematis Street, Suite 217

West Palm Beach, FL. 33401

Email: jcacomanolis@legalandcompliance.com

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If to Lender:

Pensco Trust Company, LLC, Custodian, FBO John Kleinert dated April 19, 2016

Denver Office

1560 Broadway, Ste. 400

Denver, CO 80202

5.4       Governing Law and Interpretation. This Agreement shall be governed and controlled by and in accordance with the laws of the State of New York without regard to its conflict of laws provision. Venue for any action brought to enforce the terms of this Agreement or for breach thereof shall lie exclusively in the Circuit Court in and for Palm Beach County, Florida. Should any provision of this Agreement be declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect. The Parties affirm that this Agreement is the product of negotiation and agree that it shall not be construed against any Party on the basis of sole authorship. The Parties agree that the successful Party in any suit related to this Agreement (as determined by the applicable court(s)) shall be entitled to recover its reasonable attorneys’ fees and expenses related thereto, including attorneys’ fees and costs incident to an appeal.

5.5       WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT HE OR IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THE PERFORMANCE THEREOF (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.5.

5.6       Remedies. Each of the Parties acknowledges and agrees that the remedy at law available to the other Party for breach of any Party’s obligations under this Agreement would be inadequate and that damages flowing from such a breach may not readily be susceptible to being measured in monetary terms. Accordingly, each Party acknowledges, consents and agrees that, in addition to any other rights or remedies that any Party may have at law, in equity or under this Agreement, upon adequate proof of a violation by any other Party of any provision of this Agreement, the first Party will be entitled to seek immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach, without the necessity of proof of actual damage or requirement to post a bond.

5.7       Entire Agreement; Severability. This Agreement and Promissory Note set forth the entire agreement between the Parties with respect to the subject matter hereof and fully supersede any prior agreements or understandings between the Parties with respect to the subject matter hereof. The Parties acknowledge that each has not relied on any representations, promises, or agreements of any kind made to the other in connection with each Party’s decision to accept this Agreement, except for those set forth in this Agreement. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, the provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. The Parties have participated in the drafting and negotiation of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties thereto and no presumption of burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any provision in this Agreement.

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5.8       Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their permitted successors and assigns. No Party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other Party to this Agreement, which any such Party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

5.9       Transfer or Assignment. Notwithstanding Section 5.8:

(a)	Borrower agrees that (i) the Lender may, subject to compliance with the remainder of this Section 5.9, assign all or a part of this Loan, and may issue participation interests in all or part of the Loan, in each case to any Affiliate of Lender; (ii) the Borrower shall be bound by any participation or assignment by Lender permitted hereunder. Lender may disclose to any prospective or actual participant any financial or credit information related to this Agreement and the Loan that the Borrower discloses to the Lender, provided, however, that Borrower, may as a condition to any such assignment or disclosure, require the applicable assignee or participant to execute a customary non-disclosure agreement with Borrower to protect Borrower’s confidential information. Notwithstanding any such assignment, unless such assignment is in full, Borrower shall be entitled to deal solely with Lender under all of the Loan Documents and Lender may act to bind any such partial assignee.

(b)	Prior to undertaking any assignment or transfer pursuant to Section 5.9(a), Lender shall provide to Borrower full information related to the proposed transferee or assignee (“Proposed Assignee”), including such information as Borrower may reasonably request regarding the ownership and operations of the Proposed Assignee, provided, however, that Lender may as a condition to any such disclosure, require Borrower to execute a customary non-disclosure agreement with Lender to protect Lender’s or the proposed transferee’s confidential information, and Borrower shall have a period of thirty (30) days to determine whether to consent to such assignment, including the Proposed Assignee, which consent shall not be unreasonably withheld or delayed.

(c)	The parties acknowledge and agree that Borrower shall have the right to prohibit any assignment or transfer pursuant to Section 5.9(a) in the event that the completion of the proposed assignment or transfer would, either as a result of such transfer or assignment itself or due to the identity or ownership or control of the Proposed Assignee, would reasonably be expected by Borrower to (A) violate any applicable law; (B) cause an adverse effect on the ownership or operation of Borrower or any of Borrower’s Affiliates; (C) cause any of Borrower or any of Borrower’s Affiliates to be unable to use any exemption under the securities laws of the United States (whether due to “bad actor” limitations or otherwise); or (D) would impair the consummation of the transactions contemplated herein. Any prohibition on assignment or transfer pursuant to the terms and conditions of this Section 5.9(c) shall be deemed reasonable for purposes of Section 5.9(b).

5.10       Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties to this Agreement.

5.11       No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights, remedies or claims upon any person or entity not a Party or a permitted assignee of a Party to this Agreement.

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5.12       Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

5.13       Further Assurances. Following the Effective Date, each Party agrees to execute and deliver such further instruments and take such further action as may reasonably be requested by the other Party to effect the purposes of this Agreement.

5.14       Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

[Signatures appear on following page]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

Lender: Pensco Trust Company, LLC, Custodian, FBO John Kleinert dated April 19, 2016

By: __________________________

Name: _______________________

Title: _______________________

Borrower: Ronco Holdings, Inc.

By: /s/ William M. Moore

Name:    William M. Moore

Title:       Chief Executive Officer

[Signature page to RHI-JK IRA Loan Ag]

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Exhibit A

Promissory Note

(Attached)

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